Exhibit 99.1

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 4,846,503 Net interest income 1,661,657 Interbank loans, net 282 Net fee and commission income 299,588 Loans and accounts receivables from customers, net 35,410,196 Result from financial operations 126,883 Total investments (1) 9,292,787 Total operating income 2,088,128 Financial derivative contracts 9,242,941 Provision for loan losses (2) (372,492) Other asset items 5,598,841 Support expenses (732,192) Total assets 64,391,550 Other results (89,839) Income before tax 893,605 Principal liabilities MCh$ Income tax expense (176,035) Deposits and other demand liabilities 17,852,760 Continued operations result 717,570 Time deposits and other time liabilities 11,080,841 Discontinued operations result - Financial derivative contracts 10,101,874 Net income for the period 717,570 Issued debt instruments 8,324,715 Other liabilities items 13,578,098 Attributable to: Total equity 3,453,262 Equity holders of the Bank 708,127 Total liabilities and Equity 64,391,550 Non - controlling interest 9,443 Equity attributable to: (2) As of November 30 , 2021 , Banco Santander - Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch $ 122 , 000 million (before taxes) . Equity holders of the Bank 3,359,436 Non - controlling interest 93,826 BANCO SANTANDER - CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of November 30, 2021 The principal balances and results accumulated for the period ending November 2021 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. Chief Accounting Officer MIGUEL MATA HUERTA Chief Executive Officer (1) The total investments are composed of trading investments for Ch$61,257 million, available for sale investments for Ch$6,508,255 million and held to maturity investments for Ch$2,723,275 million.

B ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO Principales rubros del activo MM$ Resultados operacionales MM$ Efectivo y depósitos en bancos 4.846.503 Ingreso neto por intereses y reajustes 1.661.657 Adeudado por bancos 282 Ingreso neto de comisiones 299.588 Créditos y cuentas por cobrar a clientes 35.410.196 Resultado de operaciones financieras 126.883 Inversiones totales (1) 9.292.787 Total ingresos operacionales 2.088.128 Contratos de derivados financieros 9.242.941 Provisiones por riesgo de crédito (2) (372.492) Otros rubros del activo 5.598.841 Gastos de apoyo (732.192) Total Activos 64.391.550 Otros resultados (89.839) Resultado antes de impuesto 893.605 Principales rubros del pasivo MM$ Impuesto a la renta (176.035) Depósitos y otras obligaciones a la vista 17.852.760 Resultado de operaciones continuas 717.570 Depósitos y otras captaciones a plazo 11.080.841 Resultado de operaciones discontinues - Contratos de derivados financieros 10.101.874 Utilidad consolidada del periodo 717.570 Instrumentos de deuda emitidos 8.324.715 Otros rubros del pasivo 13.578.098 Resultado atribuible a: Total patrimonio 3.453.262 Tenedores patrimoniales del Banco 708.127 Total Pasivos y Patrimonio 64.391.550 Interés no controlador 9.443 Patrimonio atribuible a: (2) Al 30 de noviembre de 2021, Banco Santa provisiones adicionales con un cargo a resultados e nder - Chile ha constituido n el ítem Provisiones por Tenedores patrimoniales del Banco 3.359.436 riesgo de crédito por M$122.000 millones (antes de im puestos). Interés no controlador 93.826 BANCO SANTANDER - CHILE Y AFILIADAS INFORMACIÓN FINANCIERA CONSOLIDADA Al 30 de noviembre de 2021 A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2021 (cifras en millones de pesos). JONATHAN COVARRUBIAS H. Gerente de Contabilidad MIGUEL MATA HUERTA Gerente General (1) El total de inversiones se compone de instrumentos para negociación por M $ 61 . 257 millones, instrumentos de inversión disponibles para la venta por M $ 6 . 508 . 255 millones y los instrumentos de inversión hasta el vencimiento por M $ 2 . 723 . 275 millones .

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC) . formerly Superintendency of Banks and Financial Institutions (SBIF) . The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions . The FMC is the banking industry regulator according to article 2 of the General Banking Law . which by General Regulation establishes the accounting principles to be used by the banking industry . For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) . In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence . ¿Qué podemos hacer por ti hoy?